SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Consolidated
interim financial statements at
March 31, 2022
and report on review

Report on review of consolidated
interim financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying consolidated interim balance sheet of Ambev S.A. and its subsidiaries ("Company") as at March 31, 2022 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and notes, comprising significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with the accounting standard International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Ambev S.A. and its subsidiaries as at March 31, 2022, and the consolidated financial performance and cash flows for the quarter then ended, in accordance with IAS 34.

São Paulo, May 18, 2022

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

Contador CRC 1SP265450/O-8

AMBEV S.A.

CONTENTS

INTERIM CONSOLIDATED BALANCE SHEET	2
INTERIM CONSOLIDATED INCOME STATEMENT	4
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	5
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	6
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS	8
1. CORPORATE INFORMATION	9
2. STATEMENT OF COMPLIANCE	11
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	12
4. USE OF ESTIMATES AND JUDGMENTS	14
5. CASH AND CASH EQUIVALENTS	15
6. INVESTMENT SECURITIES	16
7. INVENTORY	16
8. RECOVERABLE TAXES	17
9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	17
10. PROPERTY, PLANT AND EQUIPMENT	20
11. GOODWILL	23
12. TRADE PAYABLES	24
13. INTEREST-BEARING LOANS AND BORROWINGS	24
14. PROVISIONS	25
15. CHANGES IN EQUITY	28
16. SEGMENT REPORTING	34
17. NET SALES	37
18. OTHER OPERATING INCOME/(EXPENSES)	37
19. EXCEPTIONAL ITEMS	37
20. FINANCE EXPENSES AND INCOME	38
21. INCOME TAX AND SOCIAL CONTRIBUTION	38
22. SHARE-BASED PAYMENTS	40
23. FINANCIAL INSTRUMENTS AND RISKS	43
24. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	57
25. CONTINGENCIES	58
26. RELATED PARTIES	60

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais unless otherwise stated

Assets	Note	03/31/2022	12/31/2021

Cash and cash equivalents	5	12,887,922	16,627,698
Investment securities	6	1,345,730	1,914,607
Derivative financial instruments	23	624,271	597,392
Trade receivable		4,383,951	4,791,634
Inventories	7	11,426,297	11,000,346
Income tax and social contributions recoverable		1,388,737	631,524
Recoverable taxes	8	1,201,139	1,981,149
Other assets		1,221,750	1,082,791
Current assets		34,479,797	38,627,141

Investment securities	6	206,949	192,877
Derivative financial instruments	23	481	1,581
Income tax and social contributions recoverable		5,819,918	6,326,908
Recoverable taxes	8	6,068,835	6,005,396
Deferred tax assets	9	4,090,340	4,727,749
Other assets		2,014,472	2,063,265
Employee benefits		22,983	27,850
Investments in joint ventures		276,299	305,180
Property, plant and equipment	10	27,494,375	29,224,261
Intangible		7,732,029	8,689,015
Goodwill	11	39,193,442	42,411,260
Non-current assets		92,920,123	99,975,342

Total assets		127,399,920	138,602,483

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	03/31/2022	12/31/2021

Trade payables	12	21,954,834	25,077,911
Derivative financial instruments	23	187,310	492,546
Interest-bearing loans and borrowings	13	815,861	847,118
Bank overdrafts	5	91,463	30,514
Wages and salaries		1,553,475	2,439,448
Dividends and interest on shareholders’ equity payable		1,293,733	1,425,045
Income tax and social contribution payable		1,200,766	1,491,037
Taxes and contributions payable		3,839,341	4,585,923
Other liabilities		2,059,293	2,304,546
Provisions	14	183,070	172,318
Current liabilities		33,179,146	38,866,406

Trade payables	12	558,414	617,056
Interest-bearing loans and borrowings	13	2,170,483	2,253,406
Deferred tax liabilities	9	2,940,481	3,213,967
Income tax and social contribution payable		1,659,555	1,686,925
Taxes and contributions payable		693,750	704,160
Put option granted on subsidiaries and other liabilities		2,695,807	3,445,223
Provisions	14	581,498	603,772
Employee benefits		2,724,345	3,193,951
Non-current liabilities		14,024,333	15,718,460

Total liabilities		47,203,479	54,584,866

Equity	15
Issued capital		58,130,517	58,042,464
Reserves		86,345,820	86,378,828
Carrying value adjustments		(69,689,891)	(61,778,261)
Retained earnings/(losses)		4,136,652	-
Equity attributable to the equity holders of Ambev		78,923,098	82,643,031
Non-controlling interests		1,273,343	1,374,586
Total equity		80,196,441	84,017,617

Total equity and liabilities		127,399,920	138,602,483

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the period ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Note	2022	2021

Net sales	17	18,439,152	16,639,761
Cost of sales		(9,414,486)	(7,945,330)
Gross profit		9,024,666	8,694,431

Distribution expenses		(2,529,019)	(2,129,593)
Sales and marketing expenses		(1,516,976)	(1,445,040)
Administrative expenses		(1,173,436)	(1,234,059)
Other operating income/(expenses), net	18	386,722	177,940
Exceptional items	19	(27,226)	(71,425)
Income from operations		4,164,731	3,992,254

Finance expenses	20	(1,623,093)	(1,444,395)
Finance income	20	1,026,380	380,095
Net finance result		(596,713)	(1,064,300)

Share of results of joint ventures		(2,404)	(12,546)
Income before income tax		3,565,614	2,915,408

Income tax expense	21	(36,776)	(182,097)
Net income		3,528,838	2,733,311

Attributable to:
Equity holders of Ambev		3,412,772	2,625,412
Non-controlling interest		116,066	107,899

Basic earnings per share - common - R$		0.2168	0.1668
Diluted earnings per share - common - R$		0.2153	0.1654

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the period ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	2022	2021

Net income	3,528,838	2,733,311

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge - put option granted on subsidiaries	311,179	(163,002)
Gains/losses on translation of other foreign operations	(7,309,774)	4,687,468
Gains/losses on translation of foreign operations	(6,998,595)	4,524,466

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	(685,748)	1,048,776
Reclassified from Equity (Hedge reserve) and included in profit or loss	(429,423)	(391,456)
Total cash flow hedge	(1,115,171)	657,320

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	1,226	(56,151)

Other comprehensive (loss)/income	(8,112,540)	5,125,635

Total comprehensive income	(4,583,702)	7,858,946

Attributable to:
Equity holders of Ambev	(4,496,599)	7,565,774
Non-controlling interest	(87,103)	293,172

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in Note 9 - Deferred income tax and social contribution.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2021	57,899,073	54,985,511	25,920,061	-	(64,989,017)	73,815,628	1,335,496	75,151,124

Net Income	-	-	-	2,625,412	-	2,625,412	107,899	2,733,311

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	4,340,712	4,340,712	183,754	4,524,466
Cash flow hedges	-		-	-	655,880	655,880	1,440	657,320
Actuarial gains/(losses)	-		-	-	(56,230)	(56,230)	79	(56,151)
Total comprehensive income	-	-	-	2,625,412	4,940,362	7,565,774	293,172	7,858,946
Capital increase (Note 15)	74,801	(74,333)	-	-	-	468	-	468
Effect of application of IAS 29 (hyperinflation)	-	-	-	595,293	-	595,293	(1,236)	594,057
Gains/(losses) of controlling interest	-	-	-	-	382	382	-	382
Dividends paid	-	-	-	-	-	-	(41,160)	(41,160)
Purchases of shares and results from treasury shares	-	(32,061)	-	-	-	(32,061)	-	(32,061)
Share-based payments	-	98,639	-	-	-	98,639	-	98,639
At March 31, 2021	57,973,874	54,977,756	25,920,061	3,220,705	(60,048,273)	82,044,123	1,586,272	83,630,395

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2022	58,042,464	55,187,188	31,191,640	-	(61,778,261)	82,643,031	1,374,586	84,017,617

Net Income	-	-	-	3,412,772	-	3,412,772	116,066	3,528,838

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	(6,793,284)	(6,793,284)	(205,311)	(6,998,595)
Cash flow hedges	-	-	-	-	(1,117,137)	(1,117,137)	1,966	(1,115,171)
Actuarial gains/(losses)	-	-	-	-	1,050	1,050	176	1,226
Total comprehensive income	-	-	-	3,412,772	(7,909,371)	(4,496,599)	(87,103)	(4,583,702)
Capital increase (Note 15)	88,053	(64,289)	-	-	-	23,764	-	23,764
Effect of application of IAS 29 (hyperinflation)	-	-	-	723,880	-	723,880	2,081	725,961
Gains/(losses) of controlling interest	-	-	-	-	(2,259)	(2,259)	(110)	(2,369)
Dividends paid	-	-	-	-	-	-	(16,111)	(16,111)
Purchases of shares and results from treasury shares	-	6,540	-	-	-	6,540	-	6,540
Share-based payments	-	24,741	-	-	-	24,741	-	24,741
At March 31, 2022	58,130,517	55,154,180	31,191,640	4,136,652	(69,689,891)	78,923,098	1,273,343	80,196,441

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the period ended March 31

All amounts in thousands of Brazilian Reais unless otherwise stated

	Note	2022	2021

Net income		3,528,838	2,733,311
Depreciation, amortization and impairment		1,330,963	1,263,530
Impairment losses on receivables and inventory		72,104	27,251
Additions/(reversals) in provisions and employee benefits		10,438	26,237
Net finance costs	20	596,713	1,064,300
Losses/(gains) on sale of property, plant and equipment and intangible assets		(33,423)	(27,848)
Equity-settled share-based payment expenses	22	77,929	105,142
Income tax expense	21	36,776	182,097
Share of result of joint ventures		2,404	12,546
Other non-cash items included in profit		(370,609)	(427,211)
Cash flow from operating activities before changes in working capital and use of provisions		5,252,133	4,959,355

(Increase)/decrease in trade and other receivables		857,142	1,464,781
(Increase)/decrease in inventories		(1,252,106)	(1,722,216)
Increase/(decrease) in trade and other payables		(2,637,607)	(523,867)
Cash generated from operations		2,219,562	4,178,053

Interest paid		(76,241)	(56,234)
Interest received		119,532	54,250
Dividends received		2,098	2,740
Income tax paid		(1,745,195)	(1,341,951)
Cash flow from operating activities		519,756	2,836,858

Proceeds from sales of property, plant and equipment and intangible assets		37,271	39,744
Proceeds from sales of subsidiaries' operations		-	382
Acquisitions of property, plant and equipment and intangible assets		(888,537)	(1,327,335)
Acquisitions of subsidiaries, net of cash acquired		(2,376)	(89,036)
Acquisitions of other investments		-	(2,645)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		546,444	(349,075)
Net proceeds/(acquisitions) of other assets		-	5,044
Cash flow from investing activities		(307,198)	(1,722,921)

Capital increase		23,764	468
Proceeds/(repurchases) of treasury shares		(7,791)	(38,426)
Proceeds from borrowings		58,976	107,120
Repayment of borrowings		(46,359)	(434,663)
Cash net of finance costs other than interests		(2,560,803)	54,697
Payment of lease liabilities		(165,401)	(225,837)
Dividends and interest on shareholders' equity paid		(22,006)	(1,241,110)
Cash flow from financing activities		(2,719,620)	(1,777,751)

Net increase/(decrease) in cash and cash equivalents		(2,507,062)	(663,814)
Cash and cash equivalents less bank overdrafts at the beginning of the year		16,597,184	17,090,335
Effect of exchange rate fluctuations on cash and cash equivalents		(1,293,663)	859,547
Cash and cash equivalents less bank overdrafts at the end of the year		12,796,459	17,286,068

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

1.	CORPORATE INFORMATION

(a)	Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo - SP, Brazil, has as its purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third-party products; the sale of promotional and advertising materials; and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”), and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved, in their final form, by the Board of Directors on May 04, 2022.

(b)	Risks of climate change and the sustainability strategy

Considering the nature of the Company’s operations, there is an inherent exposure to certain risks related to climate change.

There was no significant change in the main risks considered by management related to those stated in the annual financial statements as of December 31, 2021.

(c)	Major corporate events in 2022 and 2021

COVID-19 impacts

The outbreak of the novel coronavirus (SARS-CoV-2 or “COVID-19”) on a global scale has increased the volatility of the national and international markets, affecting the economies of the countries in which we operate and, consequently, the results of our operations. The response to the COVID-19 pandemic has evolved rapidly across the globe in a fluid and uncertain manner, including voluntary and, in some cases, mandatory quarantines, restrictions on travel, commercial and social activities, and ban on the distribution, sale and consumption of alcoholic beverages in some countries where we operate. Many of these measures have directly affected our sales, distribution and final consumer demand for our products.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer markets and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and less mature beer markets, volume has been impacted according to the market segmentation between the on-trade and off-trade channels. In those cases, the reduction in volume is higher depending on the weighting of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represents a small portion of the Company’s total volume.

In the beginning of the first quarter, our operations, especially in Brazil, were impacted by the wave of the COVID-19 variant Omicron which added to factors such as unfavorable climate, negatively impacted our sales. Through the remaining period, the consistency in the implementation of the Company’s strategy and the relaxation of restrictions in some regions, we observed a gradual increase in volumes across most of our operations, especially in Brazil, where there was a volume and net revenue increase related to the same period in 2021, mainly in March. However, there is still some uncertainty regarding the likelihood of new variants and likelihood of further government interventions or increase in restrictions, as well as the economic effects on financial markets and exchange rates. Those impacts may result in material adverse impacts on our business, liquidity, financial condition, and the outcome of operations. However, we are continuing to manage our liquidity and capital resources in a disciplined manner. Management have concluded that there are no substantial doubts regarding the Company’s ability to continue as a going concern.

As required by International Accounting Standard (“IAS”) 1 - Presentation of Financial Statements, the Company updated the analysis of the impact of COVID-19, as at March 31, 2022, which mainly involved, (i) a review of the assumptions of the annual impairment test, as described in Note 11 - Goodwill, (ii) an analysis of possible credit losses and inventory obsolescence, (iii) an analysis of the recoverability of deferred taxes, and (iv) the evaluation of the relevant estimates used for the preparation of the interim financial statements, among other analyses.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Any impacts arising from these analyses are reflected in the interim financial statements and disclosed in explanatory notes. In addition, due to the protective actions taken for our staff and the donations made by our community, the Company incurred exceptional expenses of R$10,668, at March 31, 2022, as reported in Note 19 - Exceptional items.

Share buyback program

The Board of Directors, in a meeting held on March 18, 2021, approved, pursuant to article 30, Paragraph 1st, “b”, of Law 6,404/76 and Brazilian Securities and Exchange Commission (“CVM”) Instruction 567/15, a share buyback program of shares issued by the Company (“Program”) up to the limit of 5,700,000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company’s share-based compensation plans or to be held in treasury, canceled and/or subsequently transferred. The Program will be in effect until September 18, 2022, as detailed in the Notice Regarding the Negotiation of Shares Issued by the Company, together with other information, in the form of Exhibit 30-XXXVI of CVM Instruction No. 480/09 as disclosed at March 18, 2021. The Company has 4,357,308,131 outstanding shares as defined in CVM Instruction 567/15. The acquisition was carried out in 2021, within the scope of the Program, as per a deduction of the capital reserve account recorded in the balance sheet dated as at December 31, 2020. The transaction was carried out, in 2021, through the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Itaú Corretora de Valores S.A.

2.	STATEMENT OF COMPLIANCE

The consolidated interim financial statements have been prepared using the going-concern accounting basis and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2021. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(a)	Summary of significant accounting policies (Note 3);
(b)	Trade receivables (Note 20);
(c)	Investment securities (Note 16);
(d)	Intangibles (Note 15);
(e)	Goodwill (Note 14);
(f)	Interest-bearing loans and borrowings (Note 23);
(g)	Employee benefits (Note 24);
(h)	Changes in equity (Note 22);
(i)	Additional information on operating expenses by nature (Note 10);
(j)	Payroll and related benefits (Note 09);
(k)	Contingencies (Note 30);
(l)	Group companies (Note 33); and
(m)	Insurance (Note 34).

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in the accounting policies and calculation methods used for the interim financial statements as at March 31, 2022 compared to those presented in the financial statements for the years ended December 31, 2021.

(a)	Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand. The measurement basis used in preparing the interim financial statements is the historical cost, net realizable value, fair value or recoverable amount.

(b)	Recently issued IFRS

There were no new standards for the period ended March 31, 2022 for the preparation of these interim financial statements.

Other Standards, Interpretations and Amendments to Standards

There are no other Standards, Interpretations and/or Amendments to Standards that are not in force and that the Company expects to have a material impact resulting from their application in the interim consolidated financial statements on the entity in the current or future reporting periods, or on foreseeable future transactions.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(c)	Foreign currency conversion

Exchange rates

The main exchange rates used in the preparation of the Company’s interim financial statements are as follows:

			Closing rate		Average rate
Currency	Name	Country	03/31/2022	12/31/2021	03/31/2022	03/31/2021

CAD	Canadian Dollar	Canada	3.7848	4.3914	4.2043	4.2960
DOP	Dominican Peso	Dominican Republic	0.0859	0.0970	0.0944	0.0938
USD	US Dollar	Panamá and Cuba (i)	4.7378	5.5805	5.3549	5.3687
GTQ	Quetzal	Guatemala	0.6182	0.7201	0.6915	0.6954
ARS	Argentinean Peso	Argentina	0.0427	0.0543	0.0511	0.0568
BOB	Bolivian Peso	Bolivia	0.6807	0.8018	0.7694	0.7714
PYG	Guarani	Paraguay	0.0007	0.0008	0.0008	0.0008
UYU	Uruguayan Peso	Uruguay	0.1152	0.1249	0.1224	0.1236
CLP	Chilean Peso	Chile	0.0060	0.0066	0.0065	0.0071
BBD	Barbadian Dollar	Barbados	2.3355	2.7510	2.6397	2.6465

(i) The functional currency of Cuba has parity with the US dollar (“USD”) on the financial statement date.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments regarding the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) Predecessor basis of accounting;

(ii) Business combinations;

(iii) Impairment;

(iv) Provisions, including tax contingencies;

(v) Share-based payments;

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(vi) Employee benefits;

(vii) Current and deferred tax;

(viii) Joint arrangements;

(ix) Measurement of financial instruments, including derivatives;

(x) Assets and liabilities recognition related to extemporaneous tax credits and debits;

(xi) Accounting and financial reporting in hyperinflationary economies; and

(xii) Leases.

The fair values of acquired identifiable intangibles with indefinite useful lives are based on an assessment of future cash flow. Impairment analyses of goodwill and intangible assets with indefinite useful lives are performed at least annually, or whenever a triggering event occurs, to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to choose between a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments mainly based on the market conditions at each balance sheet date.

Actuarial assumptions regarding future events are used for the calculation of projected pension and other long-term employee benefit expenses and liabilities. These factors include assumptions regarding interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates, and life expectancy. Such estimates are reviewed annually by independent actuaries.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the Company’s worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some of the subsidiaries of the Company are involved in tax audits, usually in relation to prior years. These audits are ongoing in various jurisdictions as at the balance sheet date, and by their nature, can take a considerable time to complete.

To measure the amounts of extemporaneous tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and applies the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

5.       CASH AND CASH EQUIVALENTS

	03/31/2022	12/31/2021

Cash	259,819	651,160
Current bank accounts	4,818,822	4,582,937
Short-term bank deposits (i)	7,809,281	11,393,601
Cash and cash equivalents	12,887,922	16,627,698

Bank overdrafts	(91,463)	(30,514)
Cash and cash equivalents less bank overdraft	12,796,459	16,597,184

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”), of high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The cash and cash equivalents balance include the amount of R$1,022 million as at March 31, 2022 (R$975 million in 2021) held in Cuba and Argentina, which is not freely transferable to the parent company due to remittance restrictions.

6.       INVESTMENT SECURITIES

	03/31/2022	12/31/2021

Financial assets at fair value through profit or loss	1,345,730	1,914,607
Current investment securities	1,345,730	1,914,607

Investment on debt securities (i)	206,949	192,877
Non-current investment securities	206,949	192,877

Total	1,552,679	2,107,484

(i) The balance refers substantially to Bank Deposit Certificates (“CDBs”) which are linked to tax incentives and do not have immediate convertibility into a known amount of cash.

7.       INVENTORY

	03/31/2022	12/31/2021

Finished goods	3,921,562	3,626,651
Work in progress	796,218	672,542
Raw materials and consumables	5,429,155	5,306,223
Spare parts and others	865,139	906,805
Prepayments	533,432	645,899
Impairment losses	(119,209)	(157,774)
	11,426,297	11,000,346

The changes in impairment losses on inventory are as follows:

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

At December 31, 2020	(141,148)
Effects of movements in foreign exchange in the balance sheet	(2,015)
Provisions	(191,575)
Write-off	176,964
At December 31, 2021	(157,774)
Effects of movements in foreign exchange in the balance sheet	16,553
Provisions	(53,740)
Write-off	75,752
At March 31, 2022	(119,209)

8.       RECOVERABLE TAXES

	03/31/2022	12/31/2021
PIS/COFINS exclusion of ICMS (i)	28,627	516,982
PIS/COFINS	367,969	648,587
ICMS	585,466	565,551
IPI	168,128	168,584
Other	50,949	81,445
Current	1,201,139	1,981,149

PIS/COFINS exclusion of ICMS (i)	5,438,874	5,360,021
ICMS	377,030	383,617
Other	252,931	261,758
Non-current	6,068,835	6,005,396

Total	7,269,974	7,986,545

(i) As detailed in Note 25 - Contingencies, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS - exclusion of ICMS, according to the table above.

9.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculations of the Company, which include tax losses. The tax rates in Brazil, which are expected to be applicable upon the realization of the deferred taxes, are 25% for income tax and 9% for social contribution. For other regions in which the Company operates, the expected nominal rates are as follow:

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 35%
Canada	26.5%

(i) Amendments to Argentine tax legislation enacted in June, 2021 and applicable from January, 2021 increased the income tax rate from 30% to 35%.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Deferred tax assets are recognized to the extent that it is probable that future taxable profits are probable, which may be offset against recorded temporary differences at March 31, 2022.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2022			12/31/2021
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	11,958	(3,404)	8,554	12,535	(2,451)	10,084
Intangible	-	(1,448,244)	(1,448,244)	-	(1,634,450)	(1,634,450)
Employee benefits	907,412	(606)	906,806	1,278,221	(1,953)	1,276,268
Trade payables	3,056,758	(2,052)	3,054,706	4,113,285	(1,104)	4,112,181
Trade receivable	53,047	-	53,047	50,583	-	50,583
Derivatives	177,087	(111,538)	65,549	232,159	(72,381)	159,778
Interest-bearing loans and borrowings	-	(1,294)	(1,294)	-	(1,646)	(1,646)
Inventories	273,478	(78,691)	194,787	328,187	(49,136)	279,051
Property, plant and equipment	586,559	(1,869,208)	(1,282,649)	645,372	(2,026,973)	(1,381,601)
Withholding tax on undistributed profits and royalties	87,625	(1,514,132)	(1,426,507)	-	(2,079,452)	(2,079,452)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders' equity	746,607	-	746,607	-	-	-
Losses carried forward	1,302,966	-	1,302,966	1,298,807	-	1,298,807
Provisions	645,565	(3,726)	641,839	696,879	(217)	696,662
Complement of income tax of foreign subsidiaries due in Brazil	-	(7,090)	(7,090)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	70,760	(391)	70,369	78,610	(343)	78,267
ICMS on the assessment bases of PIS/COFINS	-	(1,019,595)	(1,019,595)	-	(1,019,608)	(1,019,608)
Other items	100,833	(389,236)	(288,403)	110,417	(19,970)	90,447
Gross deferred tax assets/(liabilities)	8,020,655	(6,870,796)	1,149,859	8,845,055	(7,331,273)	1,513,782
Netting by taxable entity	(3,930,315)	3,930,315	-	(4,117,306)	4,117,306	-
Net deferred tax assets/(liabilities)	4,090,340	(2,940,481)	1,149,859	4,727,749	(3,213,967)	1,513,782

The Company only reclassifies the balances of deferred income tax and social contribution assets against liabilities to a net presentation basis when the applicable compensation criteria are met.

The critical estimates of Ambev’s Management, as well the main contingencies related to uncertainty about the tax treatment of income, are disclosed in Notes 4 (i) and 25, respectively.

As at March 31, 2022 the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized or settled using temporary differences, as follows:

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

	03/31/2022
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	8,554	8,554
Intangible	(1,281)	(1,446,963)	(1,448,244)
Employee benefits	83,922	822,884	906,806
Trade payables	(208,888)	3,263,594	3,054,706
Trade receivable	42,112	10,935	53,047
Derivatives	(178,555)	244,104	65,549
Interest-bearing loans and borrowings	(1,294)	-	(1,294)
Inventories	230,842	(36,055)	194,787
Property, plant and equipment	9,063	(1,291,712)	(1,282,649)
Withholding tax on undistributed profits and royalties	(91,403)	(1,335,104)	(1,426,507)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders' equity	746,607	-	746,607
Provisions	327,281	314,558	641,839
Complement of income tax of foreign subsidiaries due in Brazil	(7,090)	-	(7,090)
Impact of the adoption of IFRS 16 (Leases)	45	70,324	70,369
ICMS on the assessment bases of PIS/COFINS	-	(1,019,595)	(1,019,595)
Other items	90,221	(378,624)	(288,403)
Total	1,041,582	(1,194,689)	(153,107)

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a statute of limitations. The use of credits related to tax losses is based on the projected future existence of taxable profits, limited to 30% of taxable income for the year, according to the actual figures for prior years, and the projections of the Company’s business in the economies in which it is located, and thus is in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	03/31/2022
2022	178,700
2023	223,234
2024	111,433
2025	230,320
2026 to 2028	119,613
2029 to 2030	383,719
2030 to 2031 (i)	55,947
Total	1,302,966

(i) There is no expectation of realization beyond a term of ten years.

As at March 31, 2022, the tax credits related to tax losses in the amount of R$898,482 (R$1,055,557 in 2021) were not recorded, as realization is not probable.

A significant portion of the deferred tax assets related to the tax losses amount do not have any limits on carrying forward or utilization, and the tax losses carried forward in relation to credit are equivalent to R$3,488,396 at March 31, 2022 (R$4,122,454 in December 31, 2021).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2021	1,513,782
Recognition of actuarial gains/(losses)	23
Investment hedge - put option granted on subsidiaries	(160,304)
Cash flow hedge - gains/(losses)	359,257
Gains/(losses) on translation of other foreign operations	(652,776)
Recognized in other comprehensive income	(453,800)
Recognized in the income statement	225,600
Changes directly in the balance sheet	(135,723)
Recognized in deferred tax	(136,741)
Effect of application of IAS 29 (hyperinflation)	(136,741)
Recognized in other balance sheet group	1,018
At March 31, 2022	1,149,859

10.    PROPERTY, PLANT AND EQUIPMENT

	03/31/2022	12/31/2021
Property, plant and equipment	25,003,039	26,664,070
Right of use assets	2,491,336	2,560,191
	27,494,375	29,224,261

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2020	12,385,108	34,037,311	7,219,152	2,830,543	56,472,114
Effects of movements in foreign exchange in the balance sheet	54,109	128,963	4,295	6,031	193,398
Effects of application of IAS 29 (hyperinflation)	544,167	1,170,073	216,392	148,722	2,079,354
Acquisition through business combinations	859	8,558	549	1,134	11,100
Acquisitions	11,291	960,138	45,213	6,294,391	7,311,033
Disposals and write-offs	(117,681)	(1,238,356)	(360,415)	(3,382)	(1,719,834)
Transfers to other asset categories	662,036	2,402,864	401,544	(3,872,918)	(406,474)
At December 31, 2021	13,539,889	37,469,551	7,526,730	5,404,521	63,940,691
Effects of movements in foreign exchange in the balance sheet	(900,575)	(2,685,177)	(657,301)	(277,280)	(4,520,333)
Effects of application of IAS 29 (hyperinflation)	204,084	655,859	171,261	49,850	1,081,054
Acquisitions	113	200,146	7,619	661,713	869,591
Disposals and write-offs	(27)	(204,784)	(139,967)	-	(344,778)
Transfers to other asset categories	230,780	742,389	112,038	(1,130,560)	(45,353)
At March 31, 2022	13,074,264	36,177,984	7,020,380	4,708,244	60,980,872

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation
At December 31, 2020	(3,993,438)	(23,830,425)	(5,795,390)	-	(33,619,253)
Effects of movements in foreign exchange in the balance sheet	(39,654)	(52,366)	10,586	-	(81,434)
Effects of application of IAS 29 (hyperinflation)	(94,101)	(557,581)	(146,594)	-	(798,276)
Acquisition through business combinations	(258)	(1,065)	(196)	-	(1,519)
Depreciation	(398,116)	(3,098,465)	(634,431)	-	(4,131,012)
Disposals and write-offs	46,584	1,222,553	320,579	-	1,589,716
Transfers to other asset categories	36,617	1,303	5,398	-	43,318
Others	(7,115)	(268,996)	(2,050)	-	(278,161)
At December 31, 2021	(4,449,481)	(26,585,042)	(6,242,098)	-	(37,276,621)
Effects of movements in foreign exchange in the balance sheet	221,891	1,842,155	561,842	-	2,625,888
Effects of application of IAS 29 (hyperinflation)	(37,874)	(430,529)	(154,127)	-	(622,530)
Depreciation	(102,701)	(760,228)	(145,553)	-	(1,008,482)
Disposals and write-offs	-	207,921	132,389	-	340,310
Transfers to other asset categories	9,350	11,975	1,175	-	22,500
Others	223	(59,121)	-	-	(58,898)
At March 31, 2022	(4,358,592)	(25,772,869)	(5,846,372)	-	(35,977,833)

Carrying amount:
At December 31, 2021	9,090,408	10,884,509	1,284,632	5,404,521	26,664,070
At March 31, 2022	8,715,672	10,405,115	1,174,008	4,708,244	25,003,039

The balances of fixed assets provided as security are not material.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Right-of-use assets:

	Buildings	Machinery, equipment and vehicles	Others	Total
Acquisition cost
At December 31, 2020	1,791,518	1,905,890	175,541	3,872,949
Effects of movements in foreign exchange in the balance sheet	51,838	6,659	3,556	62,053
Additions	803,868	1,419,365	61,411	2,284,644
Write-offs	(312,351)	(1,327,771)	(122,748)	(1,762,870)
Transfers from (to) other asset categories	(27,692)	19,747	(6,055)	(14,000)
At December 31, 2021	2,307,181	2,023,890	111,705	4,442,776
Effects of movements in foreign exchange in the balance sheet	(135,053)	(16,728)	(7,119)	(158,900)
Additions	83,690	170,656	5,290	259,636
Write-offs	(392)	(82,670)	-	(83,062)
Transfers from (to) other asset categories	(25,384)	17,152	(336)	(8,568)
At March 31, 2022	2,230,042	2,112,300	109,540	4,451,882

	Buildings	Machinery, equipment and vehicles	Others	Total
Depreciation
At December 31, 2020	(812,874)	(1,017,907)	(126,674)	(1,957,455)
Effects of movements in foreign exchange in the balance sheet	(19,328)	(2,840)	(2,265)	(24,433)
Depreciation	(476,324)	(497,286)	(50,782)	(1,024,392)
Write-offs	205,790	794,893	109,604	1,110,287
Transfers (from) to other asset categories	1,537	(1,043)	12,914	13,408
At December 31, 2021	(1,101,199)	(724,183)	(57,203)	(1,882,585)
Effects of movements in foreign exchange in the balance sheet	59,537	7,095	3,650	70,282
Depreciation	(72,970)	(89,383)	(8,888)	(171,241)
Write-offs	129	6,520	-	6,649
Transfers (from) to other asset categories	2,721	10,270	3,358	16,349
At March 31, 2022	(1,111,782)	(789,681)	(59,083)	(1,960,546)

Carrying amount:
At December 31, 2021	1,205,982	1,299,707	54,502	2,560,191
At March 31, 2022	1,118,260	1,322,619	50,457	2,491,336

Term contracts and discount rate

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the rates applied:

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

	Rate %
Lease Term	03/31/2022	12/31/2021
2021-2025	7.46%	7.29%
2026-2030	9.47%	9.78%
2031-2035	13.22%	14.47%

11.	GOODWILL

	03/31/2022	12/31/2021

Balance at the end of the previous year	42,411,260	40,023,457
Effects of movements in foreign exchange in the balance sheet	(3,609,412)	1,255,314
Effect of application of IAS 29 (hyperinflation)	391,594	1,092,437
Acquisitions, (write-offs) and disposal through business combinations	-	40,052
Balance at the end of the year	39,193,442	42,411,260

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	03/31/2022	12/31/2021

Brazil	BRL	17,702,415	17,702,415
Goodwill		102,945,048	102,945,048
Non-controlling transactions (i)		(85,242,633)	(85,242,633)

CAC:
Dominican Republic	DOP	3,928,809	4,439,344
Panama	PAB	1,646,931	1,939,896

Latin America - South:
Argentina	ARS	2,778,297	3,232,649
Bolivia	BOB	1,675,858	1,973,945
Chile	CLP	52,613	57,371
Paraguay	PYG	1,069,702	1,083,196
Uruguay	UYU	170,897	185,166

Canada	CAD	10,167,920	11,797,278
		39,193,442	42,411,260

(i) This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

Impairment testing

The impairment test is updated annually considering the most accurate estimates calculated by management. For the second year of the model, we used the assumptions that were already considered for the projection of the other years, considering that they are still valid. There are no indications of impairment until March 31, 2022.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

12.	TRADE PAYABLES

	03/31/2022	12/31/2021

Trade payables (i)	20,847,248	23,867,688
Related parties (Note 26)	1,107,586	1,210,223
Current	21,954,834	25,077,911

Trade payables (i)	215,238	209,140
Related parties (Note 26)	343,176	407,916
Non-current	558,414	617,056

Total	22,513,248	25,694,967

(i) The nominal contractual amounts, including interest, amount to R$23,527 million at March 31, 2022 (R$29,103 million at December 31, 2021).

13.    INTEREST-BEARING LOANS AND BORROWINGS

	03/31/2022	12/31/2021

Secured bank loans	66,513	72,760
Unsecured bank loans	85,782	84,070
Other unsecured loans	36,338	37,250
Lease liabilities	627,228	653,038
Current liabilities	815,861	847,118

Secured bank loans	152,341	174,279
Other unsecured loans	94,491	92,858
Lease liabilities	1,923,651	1,986,269
Non-current liabilities	2,170,483	2,253,406

Additional information regarding the exposure of the Company to interest rate risk, foreign currency risk and debt repayment schedule risk are disclosed in Note 23 - Financial instruments and risks.

Contractual clauses (Covenants)

As at March 31, 2022, the Company’s loans had equal rights to payment without subordination clauses. For the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the assets acquired using the credit granted were placed as collateral. Other loans and financing contracted by the Company require only personal guarantees as collateral, or are unsecured. Most loan contracts contain contractual covenants, including: financial covenants, including limitations on new indebtedness; going-concern basis; maintenance, in use or in good condition for the business, of the Company’s assets; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new guarantees for loans contracted, except if: (i) expressly authorized under the agreement; (ii) new loans contracted from financial institutions linked to the Brazilian government including BNDES or foreign governments; or foreign governments, multilateral financial institutions (e.g. the World Bank) or in jurisdictions in which the Company operates.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”). Such Provisions require the borrower to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for within the Provisions).

These clauses are applicable from the date of execution and effectiveness of each contract, to the extent that the events mentioned in the contract occur. Depending on the materiality of each event and its potential adverse effects on the Company and /or its subsidiaries or the rights of its creditors, contractual penalties may be applied, including the early maturity of the respective contract. In certain contracts, in the event of occurrence of any of the events set out in the restrictive clauses, the Company may be granted a grace period to resolve any contractual defaults, in order to avoid any penalties resulting from the breach of its obligations.

As at March 31, 2022, the Company was in compliance with all of its contractual obligations for its loans and financing.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

14.    PROVISIONS

(a) Provision changes

	Balance as at December 31, 2020	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at December 31, 2021

Provision for disputes and litigation
Taxes on sales	184,196	-	198,519	(57,308)	(106,854)	218,553
Labor	129,842	(820)	163,142	(147,167)	(20,809)	124,188
Civil	86,856	(2,207)	273,888	(71,838)	(33,745)	252,954
Other taxes	156,612	2,000	14,562	(5,159)	(5,026)	162,989
Total provision for disputes and litigation	557,506	(1,027)	650,111	(281,472)	(166,434)	758,684

Restructuring	14,492	1,153	6,796	(5,035)	-	17,406

Total provisions	571,998	126	656,907	(286,507)	(166,434)	776,090

	Balance as at December 31, 2021	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at March 31, 2022

Provision for disputes and litigation
Taxes on sales	218,553	-	24,985	(12,944)	(834)	229,760
Labor	124,188	(2,726)	35,743	(28,108)	(3,478)	125,619
Civil	252,954	(8,250)	13,265	(1,826)	(11,811)	244,332
Other taxes	162,989	(10,110)	494	(457)	(273)	152,643
Total provision for disputes and litigation	758,684	(21,086)	74,487	(43,335)	(16,396)	752,354

Restructuring	17,406	(2,093)	-	(3,099)	-	12,214

Total provisions	776,090	(23,179)	74,487	(46,434)	(16,396)	764,568

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(b)	Expected settlement

		03/31/2022		12/31/2021
	Current	Non-current	Current	Non-current

Provision for disputes and litigation
Taxes on sales	62,355	167,405	55,390	163,163
Labor	30,370	95,249	27,967	96,221
Civil	62,699	181,633	58,835	194,119
Other taxes	22,502	130,141	20,922	142,067
Total provision for disputes and litigation	177,926	574,428	163,114	595,570

Restructuring	5,144	7,070	9,204	8,202

Total provisions	183,070	581,498	172,318	603,772

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

(c) Main lawsuits with a probable likelihood of loss:

(c.1) Sales taxes

In Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

(c.2) Labor

The Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

The processes representing possible probabilities are disclosed in Note 25 - Contingencies.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

15.    CHANGES IN EQUITY

(a) Capital stock

		03/31/2022		03/31/2021
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,744,452	58,042,464	15,735,118	57,899,073
Capital increase (i)	5,765	88,053	4,125	74,801
Final balance (ii)	15,750,217	58,130,517	15,739,243	57,973,874

(i) Capital increase related to the issue of shares.

(ii) The capital stock is fully subscribed and paid up.

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2021	(941,637)	53,662,811	700,898	1,563,439	54,985,511
Capital increase	-	-	-	(74,333)	(74,333)
Purchases of shares and results from treasury shares	(32,061)	-	-	-	(32,061)
Share-based payments	-	-	-	98,639	98,639
At March 31, 2021	(973,698)	53,662,811	700,898	1,587,745	54,977,756

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2022	(1,037,711)	53,662,811	700,898	1,861,190	55,187,188
Capital increase	-	-	-	(64,289)	(64,289)
Purchases of shares and results from treasury shares	6,540	-	-	-	6,540
Share-based payments	-	-	-	24,741	24,741
At March 31, 2022	(1,031,171)	53,662,811	700,898	1,821,642	55,154,180

(b.1) Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others.

The changes in treasury shares are as follow:

	Acquisition/realization of shares		Result on Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2021	203	(3,045)	(938,592)	(941,637)
Changes during the year	2,027	(31,372)	(689)	(32,061)
At March 31, 2021	2,230	(34,417)	(939,281)	(973,698)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

	Acquisition/realization of shares		Result on Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2022	5,783	(98,140)	(939,571)	(1,037,711)
Changes during the year	(452)	8,606	(2,066)	6,540
At March 31, 2022	5,331	(89,534)	(941,637)	(1,031,171)

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, or redeem, reimburse or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company.

The share-based payment reserve recorded a charge of R$77,929 on March 31, 2022 (R$105,142 at March 31, 2021) (Note 22 - Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2021	14,511,147	4,456	11,404,458	25,920,061
At March 31, 2021	14,511,147	4,456	11,404,458	25,920,061

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2022	18,359,259	4,456	12,827,925	31,191,640
At March 31, 2022	18,359,259	4,456	12,827,925	31,191,640

There was no change in net income reserves in the first quarter of 2021 and 2022.

(c.1) Investments reserve

From the net income after applicable deductions, there will be a target allocation of no more than 60% of the adjusted net profit to the investment reserve, to be used to support future investments.

(c.2) Legal reserve

From the net income, 5% will be applied before any other allocation to the legal reserve, which cannot exceed 20% of the capital stock. The Company is not required to supplement the legal reserve for the year when the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the capital stock.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(c.3) Tax incentives

The Company has tax incentives under certain state and federal industrial development programs in the form of financing, the deferred payment of taxes or partial reductions in the amount due. These programs aim to generate employment, promote regional decentralization, complement and diversify the industrial base of the states. In these states, the grace periods, use and reductions are set out under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year and therefore was not being used as a basis for dividend distribution, was composed of the following:

	03/31/2022	03/31/2021
ICMS (Brazilian state value-added tax)	486,336	398,479
Income tax	21,379	43,188
	507,715	441,667

(c.4) Interest on shareholders’ equity/Dividends

Brazilian companies are permitted to distribute the interest attributed to shareholders’ equity calculated based on the long-term interest rate (“TJLP”), with such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending December 31, an amount of not less than 40% of its net income determined under Brazilian law, adjusted in accordance with the applicable law, unless the payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders’ equity in the three-month periods ended March 31, 2021 and March 31, 2022.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2021	11,076,439	744,441	(1,473,230)	(4,783)	(73,777)	156,091	(75,414,198)	(64,989,017)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	4,340,712	-	-	-	-	-	-	4,340,712
Cash flow hedges	-	655,880	-	-	-	-	-	655,880
Actuarial gains/(losses)	-	-	(56,230)	-	-	-	-	(56,230)
Total Comprehensive income	4,340,712	655,880	(56,230)	-	-	-	-	4,940,362
Gains/(losses) of controlling interest	-	-	-	-	382	-	-	382
At March 31, 2021	15,417,151	1,400,321	(1,529,460)	(4,783)	(73,395)	156,091	(75,414,198)	(60,048,273)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2022	13,526,157	1,225,253	(1,131,476)	(6,666)	(121,599)	156,091	(75,426,021)	(61,778,261)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(6,793,284)	-	-	-	-	-	-	(6,793,284)
Cash flow hedges	-	(1,117,137)	-	-	-	-	-	(1,117,137)
Actuarial gains/(losses)	-	-	1,050	-	-	-	-	1,050
Total Comprehensive income	(6,793,284)	(1,117,137)	1,050	-	-	-	-	(7,909,371)
Gains/(losses) of controlling interest	-	-	-	-	(2,259)	-	-	(2,259)
At March 31, 2022	6,732,873	108,116	(1,130,426)	(6,666)	(123,858)	156,091	(75,426,021)	(69,689,891)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different to the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves represent the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss (for additional information, see Note 23 - Financial instruments and risks).

(d.3) Actuarial gains and losses

Actuarial gains and losses include expectations regarding future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering the best estimates available to Management. Accordingly, the Company recognizes the results of these estimated actuarial gains and losses, on a monthly basis, based on the expectations presented in the independent actuarial report.

In March, 2021, an actuarial loss of R$56,940 arising from the deficit on the defined benefits plan was fully recorded under actuarial gains and losses as a counterpart to the balance receivable originally recorded. There were no actuarial gains or losses arising from surplus or deficit in 2022.

(d.4) Accounting adjustments for transactions between shareholders

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. The acquisition of the non-controlling interest related to Companhia de Bebidas das Américas (“Former Ambev”), and the abovementioned adjustment was recognized in carrying value adjustments when applicable.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

16.    SEGMENT REPORTING

(a)	Reportable segments – three-month period ended in:
	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021

Net sales	9,598,205	8,225,294	2,282,858	2,159,507	4,602,596	4,192,524	1,955,493	2,062,436	18,439,152	16,639,761
Cost of sales	(5,098,063)	(3,981,483)	(1,165,775)	(1,015,443)	(2,336,126)	(2,103,728)	(814,522)	(844,676)	(9,414,486)	(7,945,330)
Gross profit	4,500,142	4,243,811	1,117,083	1,144,064	2,266,470	2,088,796	1,140,971	1,217,760	9,024,666	8,694,431
Distribution expenses	(1,384,892)	(1,069,112)	(193,618)	(209,541)	(525,671)	(469,921)	(424,838)	(381,019)	(2,529,019)	(2,129,593)
Sales and marketing expenses	(766,879)	(709,406)	(143,061)	(160,677)	(343,880)	(325,764)	(263,156)	(249,193)	(1,516,976)	(1,445,040)
Administrative expenses	(754,896)	(789,386)	(57,525)	(110,359)	(198,632)	(201,554)	(162,383)	(132,760)	(1,173,436)	(1,234,059)
Other operating income/(expenses)	336,793	191,580	24,125	35	22,928	(4,673)	2,876	(9,002)	386,722	177,940
Exceptional items	(13,209)	(18,761)	(4,364)	(16,867)	(9,653)	(35,302)	-	(495)	(27,226)	(71,425)
Income from operations	1,917,059	1,848,726	742,640	646,655	1,211,562	1,051,582	293,470	445,291	4,164,731	3,992,254
Net finance costs	(300,644)	(390,122)	(12,743)	(49,693)	(266,813)	(587,733)	(16,513)	(36,752)	(596,713)	(1,064,300)
Share of results of joint ventures	(2,392)	(1,600)	(163)	(3,282)	-	-	151	(7,664)	(2,404)	(12,546)
Income before income tax	1,614,023	1,457,004	729,734	593,680	944,749	463,849	277,108	400,875	3,565,614	2,915,408
Income tax expense	637,668	262,623	(234,645)	(190,120)	(323,612)	(94,865)	(116,187)	(159,735)	(36,776)	(182,097)
Net income	2,251,691	1,719,627	495,089	403,560	621,137	368,984	160,921	241,140	3,528,838	2,733,311

EBITDA (iii)	2,694,120	2,538,626	888,006	819,155	1,494,052	1,335,489	417,112	549,968	5,493,290	5,243,238
Depreciation. amortization and impairment	(779,453)	(691,500)	(145,529)	(175,782)	(282,490)	(283,907)	(123,491)	(112,341)	(1,330,963)	(1,263,530)
Net finance costs	(300,644)	(390,122)	(12,743)	(49,693)	(266,813)	(587,733)	(16,513)	(36,752)	(596,713)	(1,064,300)
Income tax expense	637,668	262,623	(234,645)	(190,120)	(323,612)	(94,865)	(116,187)	(159,735)	(36,776)	(182,097)
Net income	2,251,691	1,719,627	495,089	403,560	621,137	368,984	160,921	241,140	3,528,838	2,733,311

EBITDA margin as a % (iii)	28.1%	30.9%	38.9%	37.9%	32.5%	31.9%	21.3%	26.7%	29.8%	31.5%

Acquisition of property, plant and equipment	539,833	963,353	176,408	109,053	134,899	182,311	37,397	72,618	888,537	1,327,335

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(continued)

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021

Segment assets	54,237,671	54,609,401	13,504,759	15,351,934	19,017,807	21,582,950	15,800,085	18,016,562	102,560,322	109,560,847
Intersegment elimination									(2,314,387)	(2,868,475)
Non-segmented assets									27,153,985	31,910,111
Total assets									127,399,920	138,602,483

Segment liabilities	24,187,339	27,611,116	4,418,501	5,414,414	6,475,469	7,843,612	5,023,048	6,156,510	40,104,357	47,025,652
Intersegment elimination									(2,314,527)	(2,869,056)
Non-segmented liabilities									89,610,090	94,445,887
Total liabilities									127,399,920	138,602,483

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America - South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) From 2021 onwards, the Adjusted EBITDA metric was changed to EBITDA, for presentation purposes, including for comparative purposes.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

(b)     Additional information - by business unit:

	Brazil
	Beer		Soft drinks and Non-alcoholic and non-carbonated		Total
	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021

Net sales	8,100,187	7,124,812	1,498,018	1,100,482	9,598,205	8,225,294
Cost of sales	(4,192,167)	(3,401,491)	(905,896)	(579,992)	(5,098,063)	(3,981,483)
Gross profit	3,908,020	3,723,321	592,122	520,490	4,500,142	4,243,811
Distribution expenses	(1,142,543)	(891,668)	(242,349)	(177,444)	(1,384,892)	(1,069,112)
Sales and marketing expenses	(708,630)	(641,327)	(58,249)	(68,079)	(766,879)	(709,406)
Administrative expenses	(660,146)	(679,847)	(94,750)	(109,539)	(754,896)	(789,386)
Other operating income/(expenses)	282,053	152,251	54,740	39,329	336,793	191,580
Exceptional items	(12,641)	(18,716)	(568)	(45)	(13,209)	(18,761)
Income from operations	1,666,113	1,644,014	250,946	204,712	1,917,059	1,848,726
Net finance costs	(300,644)	(390,122)	-	-	(300,644)	(390,122)
Share of results of joint ventures	(2,392)	(1,600)	-	-	(2,392)	(1,600)
Income before income tax	1,363,077	1,252,292	250,946	204,712	1,614,023	1,457,004
Income tax expense	637,668	262,623	-	-	637,668	262,623
Net income	2,000,745	1,514,915	250,946	204,712	2,251,691	1,719,627

EBITDA (i)	2,349,714	2,243,592	344,406	295,034	2,694,120	2,538,626
Depreciation. amortization and impairment	(685,993)	(601,178)	(93,460)	(90,322)	(779,453)	(691,500)
Net finance costs	(300,644)	(390,122)	-	-	(300,644)	(390,122)
Income tax expense	637,668	262,623	-	-	637,668	262,623
Net income	2,000,745	1,514,915	250,946	204,712	2,251,691	1,719,627

EBITDA margin as a % (i)	29.0%	31.5%	23.0%	26.8%	28.1%	30.9%

 (i) From 2021 onwards, the Adjusted EBITDA metric was changed to EBITDA, for presentation purposes, including for comparative purposes.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

17.            NET SALES

Reconciliation between gross sales and net sales:

	03/31/2022	03/31/2021
Gross sales and/or services	29,307,546	24,544,855
Excise duty	(5,612,468)	(5,036,196)
Discounts	(5,255,926)	(2,868,898)
	18,439,152	16,639,761

18.	OTHER OPERATING INCOME/(EXPENSES)

	03/31/2022	03/31/2021
Government grants/net present value of long-term fiscal incentives	232,355	171,638
Extemporaneous credits/(debits) (i)	91,456	-
(Additions)/reversals of provisions	(12,594)	(8,980)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	33,423	12,667
Other operating income/(expenses), net	42,082	2,615
	386,722	177,940

(i) As detailed in Note 25 – Contingencies, the Company has recognized PIS and COFINS credits arising from the exclusion of ICMS from its calculation basis, in the item Other operating income/(expenses).

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and that the grants will be received. Government grants are systematically recognized in income during the periods when the Company recognizes as expenses the related costs that the grants are intended to offset.

19.	EXCEPTIONAL ITEMS

	03/31/2022	03/31/2021
COVID-19 impacts (ii)	(10,668)	(31,051)
Restructuring (i)	(16,558)	(39,185)
Effect of application of IAS 29 (hyperinflation)	-	(1,189)
	(27,226)	(71,425)

(i) The restructuring expenses primarily related to centralized projects and resizing in the Latin America CAC and Brazil.

(ii) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our people (increased frequency of cleaning at the Company’s facilities, providing alcohol gel and masks for our employees); (b) donations; (c) Company initiatives providing support for some customer ecosystems, which were necessary due to the COVID-19 pandemic.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

20.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	03/31/2022	03/31/2021
Interest expense	(397,762)	(334,589)
Net interest on pension plans	(27,943)	(27,827)
Losses on hedging instruments	(707,748)	(770,864)
Interest on provision for disputes and litigation	(39,023)	(17,730)
Exchange variations	(125,463)	(178,421)
Tax on financial transactions	(60,688)	(11,369)
Bank guarantee expenses	(39,155)	(30,914)
Other financial results	(225,311)	(72,681)
	(1,623,093)	(1,444,395)

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 23 - Financial instruments and risks). The interest expenses are as follow:

	03/31/2022	03/31/2021
Financial instruments measured at amortized cost	(110,554)	(190,744)
Financial instruments at fair value through profit or loss	(287,208)	(143,845)
	(397,762)	(334,589)

(b)	Finance income

	03/31/2022	03/31/2021
Interest income	397,268	107,353
Interest and foreign exchange rate on loans to/from related parties	3,322	12,992
Financial instruments at fair value through profit or loss	-	-
Other financial results	294,664	7,957
	695,254	128,302

Effect of application of IAS 29 (hyperinflation)	331,126	251,793
	1,026,380	380,095

Interest income arises from the following financial assets:

	03/31/2022	03/31/2021
Cash and cash equivalents	77,507	52,008
Investment securities held for trading	46,390	9,697
Other receivables	273,371	45,648
	397,268	107,353

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

21.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follow:

	03/31/2022	03/31/2021
Income tax expense - current	(262,376)	(515,992)

Deferred tax expense on temporary differences	221,441	343,539
Deferred tax on taxes losses carryforwards movements in the current period	4,159	(9,644)
Total deferred tax (expense)/income	225,600	333,895

Total income tax expenses	(36,776)	(182,097)

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	03/31/2022	03/31/2021
Profit before tax	3,565,614	2,915,408
Adjustment on a taxable basis
Others non-taxable income	(81,135)	-
Government grants related to sales taxes	(486,336)	(398,479)
Share of results of joint ventures	2,404	12,546
Non-deductible expenses	7,404	15,522
Worldwide Taxation	145,900	(80,802)
	3,153,851	2,464,195
Aggregated weighted nominal tax rate	28.95%	28.31%
Taxes payable – nominal rate	(913,040)	(697,582)
Adjustment on tax expense
Income tax incentives	21,379	43,188
Deductible interest on shareholders’ equity	746,607	592,679
Tax savings from goodwill amortization	14,340	19,366
Withholding income tax	170,625	(288,996)
Recognition/(write-off) of deferred charges on tax losses	(4,416)	(52,361)
Effect of application of IAS 29 (hyperinflation)	(37,501)	(14,404)
Others with reduced taxation	(34,770)	216,013
Income tax and social contribution expense	(36,776)	(182,097)
Effective tax rate	1.03%	6.25%

The main events that impacted the effective tax rate for the period were:

•	Government subsidy for sales taxes: for regional incentives, these are related primarily to local production and, when reinvested, are not subject to income tax and social contribution, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price and any eventual increases in ICMS.

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated
•	Withholding income tax: the amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The amount recognized in 2022 is mainly due to the exchange rate variation of the deferred income tax balances.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through the payment of Interest on Capital (“IOC”), which is deductible for income tax purposes.

22.    SHARE-BASED PAYMENTS

Currently the Company has two plans of share-based payment programs: (i) Stock Option Plan, approved in the Extraordinary General Meeting of July 30, 2013 (“Stock Option Plan”) and (ii) Share-based Payment Plan approved in the Extraordinary General Meeting of April 29, 2016, as amended in the Extraordinary General Meeting of July 30, 2013 (“Share-Based Plan”). The programs are issued for each plan and there are different stock option and share-based payment programs which allow the employees and senior management of the Company and its subsidiaries to acquire, through the exercise of stock options, or receive shares of the Company.

(i) Stock Option Plan

There are three models of stock options that may be granted under the Stock Option Plan.

1. Under the first model, beneficiaries, in accordance with their internal category, may choose between allocating (a) 30% or 100%, (b) 40% or 100%, and (c) 60% or 100% of the amounts received by them as profit sharing regarding the immediate year to the exercise of stock options, thereby allowing them to acquire the corresponding amount of Ambev shares. Under this model, a substantial part of the shares acquired is to be delivered only within five years from the corresponding stock option grant date. During such five-year period, the beneficiary must remain employed at Ambev or any other company of its group.

2. Under the second model, the beneficiary may exercise the stock options granted only after a period of up to five years from the corresponding grant date. Vesting of the stock options granted under the second model is not subject to the Company’s performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the stock options’ vesting.

3. Under the third model, the beneficiaries, in accordance with their internal category, may choose between allocating (a) 20% or 100%, (b) 30% or 100%, and (c) 50% or 100%, of the amounts received by them as profit sharing regarding the immediate year to the exercise of stock options, thereby allowing them to acquire the corresponding amount of Ambev shares. The totality of the shares acquired is to be delivered to the beneficiary within forty-five days from the corresponding exercising date (which shall not be later than forty-five days from the stock option grant date). The beneficiaries are under a five-year lock-up period.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the share options is estimated at the grant date, using an option pricing model. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a corresponding credit to equity. When the options are exercised, the equity is increased by the amount of the proceeds received.

(ii) Share-Based Plan

In this plan, certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares of the Company, including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as “restricted shares”.

The delivery of restricted shares is made free, and the waiting period may vary between three and five years from the corresponding share-based plan grant date, during which the beneficiary must remain employed at Ambev or any other company of its group.

The restricted shares give to participants the right to receive additional shares with the same conditions, such as compensation dividends and Interest on shareholder’s equity paid by the Company during the waiting period. The right to receive restricted and additional shares can be fully or partially lost depending on circumstances, including resignation or resignation during the grace period.

Under the Share-Based Plan, the reference price per restricted share is defined on the grant date based on the share price of the trading session on B3 S.A. immediately prior to the granting of the shares and based on the number of grant shares. During the grace period the amount is recorded as expense against equity. The shares are transferred to attendees according to terms and periods by the respective programs.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The total number of outstanding options developed was as follows:

Thousand options	03/31/2022	12/31/2021

Options outstanding at January	113,760	127,265
Options exercised during the period	-	(5,247)
Options forfeited during the period	(2,003)	(8,258)
Options outstanding at the end of the period	111,757	113,760

The range of exercise prices of the outstanding options is from R$15.95 (R$15.95 in 2021) to R$45.85 (R$45.97 in 2021) and the weighted average remaining contractual life is approximately 6.68 years (6.70 years in 2021).

Of the 111,757 thousand outstanding options (113,760 thousand in 2021), 62,164 thousand options were vested in 2022 (59,250 thousand in 2021).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2022	12/31/2021

Options outstanding at January 1	19.92	19.81
Options forfeited during the period	19.44	25.27
Options exercised during the period	-	13.16
Options outstanding at the end of the period	19.92	19.92
Options exercisable at the end of the period	20.89	21.14

For the period ended in March 31, 2022 there were no options exercised (in December 31, 2021 the weighted average share price as at the exercise date was R$17.87).

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

During the period, the Company did not grant deferred shares under the Stock Option Plan (in 2021 110 thousand deferred shares have been granted, which are valued based on the share price for the trading session immediately prior to the grant, which represented a fair value of R$1,690). Such deferred shares are subject to a grace period of five years from the grant date.

During the period, the Company granted 19,481 thousand restricted shares under the Share-Based Plan (20,629 thousand in 2021), which are valued based on the share price of the trading session immediately prior to the granting of the shares, representing a fair value of approximately R$296,111 in 2022 (R$325,735 in 2021). Such restricted share units are subject to a grace period which can vary from three to five years counted from the grant date.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Stated below is the total number of shares purchased by or granted to employees, as the case may be, under the Stock Option Plan and Share-Based Plan which will be delivered in the future based on the fulfilment of certain conditions (deferred stock and restricted shares):

Deferred shares

Thousand deferred shares	03/31/2022	12/31/2021

Deferred shares outstanding at January 1	1,168	6,065
New deferred shares during the period	-	110
Deferred shares granted during the period	(214)	(4,964)
Deferred shares forfeited during the period	(4)	(43)
Deferred shares outstanding at the end of the period	950	1,168

Restricted shares

Thousand restricted shares	03/31/2022	12/31/2021

Restricted shares outstanding at January	62,545	43,458
New restricted shares during the period	19,481	20,629
Restricted shares granted during the period	-	(22)
Restricted shares forfeited during the period	(509)	(1,520)
Restricted shares outstanding at the end of the period	81,517	62,545

Additionally, certain employees and managers of the Company received options to acquire AB InBev shares, the compensation costs of which are recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$78,796 on March 31, 2022 (R$105,960 on March 31, 2021), recorded as administrative expenses.

23.	FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy (the “Policy”).

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The Policy is intended to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The Policy includes four main aspects: (i) capital structure; financing and liquidity; (ii) transactional risks related to the business; (iii) financial statement translation risk; and (iv) credit risks of financial counterparties.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The Policy establishes that all the financial assets and liabilities in each country in which Ambev operates must be denominated in their respective local currencies. The Policy also sets out the procedures and controls required to identify, measure and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenue, costs and/or investment amounts. The Policy states that all of the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g. future contracts for the purchase of raw materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged. The exceptions to the policy must be approved by the Operations, Finance and Compensation Committee (COF).

Derivative financial instruments

The derivative financial instruments authorized under the Financial Risk Management Policy include futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At March 31, 2022, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

i) Cash flow hedge derivative instruments - Highly probable forecast transactions contracted to minimize the Company’s exposure to fluctuations in exchange rates and the prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates over the next fourteen months. Gains and losses classified as hedging reserves in equity are recognized in the income statement in the period or periods during which the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments - operations contracted for the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Net cash positions and foreign currency debts are continually assessed to identify new indications of exposure.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments - transactions entered into to minimize the exposure to exchange differences arising from the conversion of net investments in the Company's subsidiaries located abroad for the purpose of translating the account balance.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

In accordance with the hedge accounting, the effective hedge amount is recorded in equity and, in the event of an ineffective portion this result is recorded immediately in finance result during the period ineffectiveness was identified, for cash flow hedge and net investment hedge.

The following tables summarize the exposure identified and protected in accordance with the Company’s Risk Policy.

Non-derivative financial instruments

Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in US Dollars (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the Group, following the result of the hedged item.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						03/31/2022
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liabilities	Finance Result	Operational Result	Equity

Cost		(20,047,668)	20,047,668	623,045	(162,592)	(564,476)	339,502	(1,329,314)
	Commodities	(2,781,277)	2,781,277	591,322	(9,523)	(25,586)	291,817	331,487
	US Dollars	(17,080,116)	17,080,116	28,865	(151,045)	(536,355)	39,007	(1,730,526)
	Euros	(30,032)	30,032	-	(1,444)	(350)	274	(1,740)
	Mexican Pesos	(156,243)	156,243	2,858	(580)	(2,185)	8,404	71,465

Fixed Assets		(421,672)	421,672	1,329	(16,251)	(33,373)	8,989	10,748
	US Dollars	(421,672)	421,672	1,329	(16,251)	(33,373)	8,989	10,748

Expenses		(316,311)	316,311	378	(8,467)	(34,411)	7,244	199,874
	US Dollars	(316,311)	316,311	378	(8,467)	(34,411)	7,244	199,874
March 31, 2022		(20,785,651)	20,785,651	624,752	(187,310)	(632,260)	355,735	(1,118,692)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

		12/31/2021				03/31/2021
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liabilities	Finance Result	Operational Result	Equity

Cost		(18,911,847)	18,911,847	597,455	(421,087)	(565,405)	380,447	1,180,937
	Commodities	(3,179,859)	3,179,859	455,294	(41,244)	(40,204)	149,074	157,425
	US Dollars	(15,516,386)	15,516,386	136,243	(378,396)	(524,149)	248,358	1,049,036
	Euros	(31,839)	31,839	-	(787)	(72)	1,120	(2,170)
	Mexican Pesos	(183,763)	183,763	5,918	(660)	(980)	(18,105)	(23,354)

Fixed Assets		(1,111,350)	1,111,350	1,065	(53,327)	(136,798)	33,714	37,404
	US Dollars	(1,111,350)	1,111,350	1,065	(53,327)	(136,798)	33,714	37,404

Expenses		(365,752)	365,752	453	(18,132)	(44,404)	13,049	65,247
	US Dollars	(365,752)	365,752	453	(18,132)	(44,404)	13,049	65,247

Equity Instrument		-	-	-	-	(55,339)	-	-
	Stock Exchange Prices	-	-	-	-	(55,339)	-	-
Total		(20,388,949)	20,388,949	598,973	(492,546)	(801,946)	427,210	1,283,588

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

I.	Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses or income where these are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed- and floating-rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions, as well as the Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after the application of the interest rate hedging strategy, within the limits established by the risk policy. As at March 31, 2022, the Company was not applying hedges to the exposure described below:

	03/31/2022
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	7.5%	2,301,351
Working capital in Argentinean Peso	36.7%	91,463
Other	10.9%	222,367
US Dollars	14.0%	11,631
Canadian Dollars	2.5%	365,213
Pre-fixed interest rate		2,992,025

Brazilian Reais	14.0%	85,782
Post fixed interest rate		85,782

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

	12/31/2021
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	7.2%	2,343,257
Working capital in Argentinean Peso	34.7%	30,514
Other	11.3%	226,037
US Dollars	13.1%	17,450
Canadian Dollars	2.5%	430,781
Pre-fixed interest rate		3,048,039

Brazilian Reais	11.6%	82,999
Post fixed interest rate		82,999

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities, through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 - Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model provides the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days after March 31, 2022 for the calculation, which are presented in the model.

2 - Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at March 31, 2022.

3 - Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at March 31, 2022.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease in commodities price	581,799	479,964	(113,520)	(808,839)
Input purchases		(581,799)	(479,964)	113,520	808,839
Foreign exchange hedge	Foreign currency decrease	(121,346)	(329,072)	(4,437,944)	(8,754,542)
Input purchases		121,346	329,072	4,437,944	8,754,542
Cost effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(14,922)	(16,394)	(120,340)	(225,758)
Capex Purchases		14,922	16,394	120,340	225,758
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(8,089)	(8,811)	(87,167)	(166,244)
Expenses		8,089	8,811	87,167	166,244
Expense effects		-	-	-	-
		-	-	-	-

As at March 31, 2022 the Notional and Fair Value amounts per instrument and maturity were as follow:

		Notional Value
Exposure	Risk	2022	2023	2024	2025	>2025	Total

Cost		19,065,964	981,704	-	-	-	20,047,668
	Commodities	2,553,251	228,026	-	-	-	2,781,277
	US Dollars	16,371,277	708,839	-	-	-	17,080,116
	Euros	27,346	2,686	-	-	-	30,032
	Mexican Pesos	114,090	42,153	-	-	-	156,243

Fixed assets		379,824	41,848	-	-	-	421,672
	US Dollars	379,824	41,848	-	-	-	421,672

Expenses		296,673	19,638	-	-	-	316,311
	US Dollars	296,673	19,638	-	-	-	316,311
		19,742,461	1,043,190	-	-	-	20,785,651

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

		Fair Value
Exposure	Risk	2022	2023	2024	2025	>2025	Total

Costs		459,545	908	-	-	-	460,453
	Commodities	566,577	15,222	-	-	-	581,799
	US Dollars	(107,613)	(14,567)	-	-	-	(122,180)
	Euros	(1,434)	(10)	-	-	-	(1,444)
	Mexican Pesos	2,015	263	-	-	-	2,278

Fixed assets		(13,730)	(1,192)	-	-	-	(14,922)
	US Dollars	(13,730)	(1,192)	-	-	-	(14,922)

Expenses		(7,356)	(733)	-	-	-	(8,089)
	US Dollars	(7,356)	(733)	-	-	-	(8,089)
		438,459	(1,017)	-	-	-	437,442

II.	Credit Risk

Concentration of trade receivables credit risk

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is reduced due to the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

Concentration of counterparty credit risk

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The selection process for financial institutions authorized to operate as counterparties of the Company is set forth in the Credit Risk Policy, which also establishes exposure limits for each counterparty based on each counterparty's risk rating and capitalization.

In order to minimize the credit risk on significant derivative transactions with its counterparties, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a certain percentage of its notional value (generally between 10% and 15%), the debtor must settle the difference in favor of the creditor.

Any deposits or cash available must be kept in accounts with top tier banks, or banks with a high credit rating in the respective country. Any position of a short-term nature (less than six months) should be considered as a deposit or cash.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Counterparty risk must be managed by the Company globally, with product limits established by the treasury area, considering: (i) the counterparty’s credit rating; (ii) the transaction term; (iii) the amount; and (iv) the split between assets and liabilities, in the absence of a clearing clause in derivative contracts.

The counterparty risk is reassessed.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment, and represent the maximum exposure to credit risk as at March 31, 2022. As at March 31, 2022, there was no concentration of credit risk on any counterparties in excess of the limits established by the Company’s risk policy.

III.	Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•                  Debt servicing;

•                  Capital expenditure;

•                  Investments in companies;

•	Increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments;

•                  Share buyback programs; and

•                  Payments of dividends and interest on shareholders’ equity.

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

							03/31/2022
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	33,193,331	34,492,492	29,765,587	392,844	2,017,951	924,556	1,391,554
Secured bank loans	247,039	285,213	81,226	52,409	25,670	50,363	75,545
Unsecured bank loans	84,070	85,782	85,782	-	-	-	-
Debentures and bonds	-	(116,554)	-	-	-	(116,554)	-
Other unsecured loans	130,108	286,473	47,638	42,140	32,544	21,459	142,692
Lease liabilities	2,639,307	2,969,700	760,861	767,069	506,699	611,773	323,298
	36,293,855	38,003,106	30,741,094	1,254,462	2,582,864	1,491,597	1,933,089

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated
							12/31/2021
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	38,976,332	40,186,347	34,690,647	1,279,731	2,248,841	327,195	1,639,933
Secured bank loans	247,039	328,023	88,883	61,671	26,380	50,363	100,726
Unsecured bank loans	84,070	84,079	84,079	-	-	-	-
Other unsecured loans	130,108	234,594	46,448	48,104	29,095	20,719	90,228
Lease liabilities	2,639,307	3,070,913	788,514	756,146	550,688	422,406	553,159
	42,076,856	43,903,956	35,698,571	2,145,652	2,855,004	820,683	2,384,046

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

IV.	Equity price risk

Through the equity swap transactions approved on May 13, 2020 and December 9, 2020 by the Board of Directors of Ambev, the Company, or its subsidiaries, will receive price variations related to its shares traded on the stock exchange, or on its ADRs, thus neutralizing the possible effects of the stock price fluctuations on the share-based payments made by the Company. As these derivative instruments are not eligible for hedge accounting, they were not therefore allocated to any hedging arrangements.

On March 31, 2022, the Company does not have equity swap positions (on March 31, 2021 equity swap operations resulted in a loss of R$55,339).

V.	Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the interim financial statements.

Financial instruments

(a) Financial instrument categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all the financial instruments recognized in the financial statements, segregated by category:

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

	03/31/2022
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	12,796,459	-	12,796,459
Trade receivables excluding prepaid expenses	6,703,375	-	6,703,375
Investment securities	206,949	1,345,730	1,552,679
Derivatives hedges	-	624,752	624,752
Total	19,706,783	1,970,482	21,677,265

Financial liabilities
Trade payables	22,513,248	-	22,513,248
Put options granted on subsidiaries	-	2,860,907	2,860,907
Derivatives hedges	-	187,310	187,310
Interest-bearing loans and borrowing	2,986,344	-	2,986,344
Other liabilities	1,894,193	-	1,894,193
Total	27,393,785	3,048,217	30,442,002

	12/31/2021
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	16,597,184	-	16,597,184
Trade receivables excluding prepaid expenses	7,084,660	-	7,084,660
Investment securities	192,877	1,914,607	2,107,484
Derivatives hedges	-	598,973	598,973
Total	23,874,721	2,513,580	26,388,301

Financial liabilities
Trade payables	25,694,967	-	25,694,967
Put options granted on subsidiaries	-	3,291,388	3,291,388
Derivatives hedges	-	492,546	492,546
Interest-bearing loans and borrowing	3,100,524	-	3,100,524
Other liabilities	2,458,381	-	2,458,381
Total	31,253,872	3,783,934	35,037,806

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines the fair value as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 - quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities as at the valuation date;

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 -inputs which are not observable for the asset or liability.

	03/31/2022				12/31/2021

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit and loss	1,345,730	-	-	1,345,730	1,914,607	-	-	1,914,607
Derivatives - operational hedge	166,494	458,258	-	624,752	159,081	439,892	-	598,973
	1,512,224	458,258	-	1,970,482	2,073,688	439,892	-	2,513,580
Financial liabilities
Financial liabilities at fair value through profit and loss	-	-	2,860,907	2,860,907	-	-	3,291,388	3,291,388
Derivatives - operational hedge	33,327	153,983	-	187,310	193,386	299,160	-	492,546
	33,327	153,983	2,860,907	3,048,217	193,386	299,160	3,291,388	3,783,934

Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2021	3,291,388
Total gains and losses during the period	(430,481)
Losses/(gains) recognized in net income	29,461
Losses/(gains) recognized in equity	(459,942)
Financial liabilities at March 31, 2022	2,860,907

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowing, trade payables excluding tax payables, are recorded at amortized cost based on the effective rate method, plus indexation and foreign exchange gains/losses, based on the closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not sufficiently material to require disclosure.

(d) Fair value of liabilities measured through profit or loss

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed the second amendment to the Shareholders’ Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, on the other hand, has a call option over the Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029, whereas until March 31, 2022, no options were exercised. On March 31, 2022, the sum of the two ELJ tranches is R$2,854,324 (R$3,284,805 on December 31, 2021).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The fair value of Tranche A is calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option.

The fair value of Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s weighted average cost of capital rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

Calculation of the fair value of derivatives

The Company measures derivative financial instruments by calculating their fair value, using market curves that impact the value of the instrument as at the computation date. In the case of swaps, the asset and the liability positions are estimated independently and brought to their fair value, equivalent to the difference between the results of the asset and liability amounts, which generates the swap’s market value. For traded derivative financial instruments, the fair value is calculated based on the exchange-listed price.

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at March 31, 2022 the Company held R$1,052,972 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$1,152,769 as at December 31, 2021).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party shall have the option to settle on a net basis, in case of a default by the counterparty.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

24.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	03/31/2022	12/31/2021

Collateral given for the Company’s own liabilities	739,788	788,709
Other commitments	1,435,415	1,718,968
	2,175,203	2,507,677

Commitments to suppliers	45,866,280	51,561,982
	45,866,280	51,561,982

The collateral provided for liabilities totaled approximately R$2,175,203 as at March 31, 2022 (R$2,507,677 as at December 31, 2021), including R$688,752 (R$682,636 as at December 31, 2021) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at March 31, 2022, Ambev maintained R$1,052,972 (R$1,152,769 as at December 31, 2021) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 23 - Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging.

Future contractual commitments as at March 31, 2022 and December 31, 2021 are as follow:

	03/31/2022	12/31/2021

Less than 1 year	10,500,213	11,559,858
Between 1 and 2 years	9,494,831	9,982,233
More than 2 years	25,871,236	30,019,891
	45,866,280	51,561,982

25.	CONTINGENCIES

The Company has contingent liabilities related to lawsuits arising in the normal course of its business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and therefore the Company’s management cannot estimate the likely timing of the resolution of these matters at this stage.

Contingent liabilities with a probable outcome are fully recorded as liabilities (Note 14 - Provisions).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The Company and its subsidiaries have lawsuits related mainly to tax for which the likelihood of loss is classified as possible by management, and for which there are no provisions, as the composition and estimates of these amounts are as follow:

	03/31/2022	12/31/2021

Income tax and social contribution	55,034,341	54,258,733
Value-added and excise taxes	24,537,488	23,912,359
PIS and COFINS	3,014,826	2,667,560
Others	1,667,963	1,606,253
	84,254,618	82,444,905

Principal lawsuits with a likelihood of possible loss

Except for monetary inflation, there were no relevant changes in the main cases with possible chances of loss when compared to the period ended December 31, 2021.

Contingent assets

In 2017, the STF decided for, in the judgment of RE No. 574,706/PR, with binding effects, the unconstitutionality of the inclusion of ICMS in the taxable basis of PIS and COFINS. Such decision was ratified by the STF in May 2021, within the judgement of the amendment presented by the General Attorney's Office (PGFN), when the Court confirmed that the ICMS to be excluded from the PIS and COFINS taxable basis is that declared in the invoice and determined that the decision should produce effects only as of March 15, 2017 (date on which RE 574,706/PR was ruled), except for taxpayers who had judicial and administrative claims filed until that date (which is the case for the Company and its subsidiaries).

The Company and its subsidiaries have several lawsuits related to this matter, some with final and unappealable favorable decisions. As the federal tax regime applicable to the soft drinks and beer sector has changed over time, the Company and its subsidiaries have lawsuits which refer to three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in force - special soft drinks and beer regime, provided for Article 58-J of Law No. 10,833 of 2003) and (iii) from 2015 onwards (also known as “New Model Taxation”).

From 2018 to 2022, the Company and its subsidiaries recognized, in accordance with IAS 37, recoverable tax credits related to this matter in the total amount of R$7.6 billion, of which (i) R$0.7 billion is related to the period from 1990 to 2009 and R$2.4 billion refers to New Model Taxation, being R$1.7 billion related to the period from 05/2015 to 02/2017 and R$0.7 related to the period from 03/2017 to 12/2018 when the Company and its subsidiaries implemented the judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS taxable basis in its regular transactions and which right of recovery is protected considering the decision rendered by the STF in the context of the judgment of RE 574.706/PR and (ii) R$4.45 billion is related to periods from 2009 to 2015, during which the REFRI Taxation Model was in effect. Part of these amounts has already been offset by the Company and its subsidiaries, according to the final and unappealable decision of the respective judicial lawsuit and the necessary administrative procedures. Amounts yet to be offset remain registered in the asset account (see Note 8 – Recoverable Taxes).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The accounting recognition of the amounts mentioned above occurred as a result of (i) the realization of the gain being virtually certain according to the decision provided by the STF in RE 574,706/PR and the specific circumstances of each case; and (ii) the fact that the amount could be estimated with sufficient reliability, by collecting the respective documents and quantifying the related amount. As to the tax credit related to the period in which the REFRI was in force, the amount could be estimated with sufficient reliability after several analyses made (with the assistance of our external consultants) that allowed (i) the identification of the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had an impact on the reference prices used as the basis for determination of the PIS and COFINS; and (ii) the calculation of the exclusion of such total ICMS from the taxable basis of PIS and COFINS in the transactions carried out by the Company and its subsidiaries.

In addition, with respect to transactions realized after the implementation of the individual judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS taxable basis, the Company and its subsidiaries had a positive impact of R$4.1 billion, net of the amounts mentioned above, which represented a reduction in the PIS and COFINS expense.

For additional matters related to the New Model Taxation, the Company estimates that the contingent asset corresponds to R$0.2 billion, which will be recognized once the realization of the gain is virtually certain given the specific circumstances of the case and upon confirmation of the estimated values with sufficient reliability.

26.    RELATED PARTIES

Policy and practices regarding the realization of transactions with related parties

The Company adopts the corporate governance practices recommended and/or required by the applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company on all transactions with related parties.

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also are not permitted to interfere in decisions of any other members of management, and the Minutes of Meeting of the Board are required to document any decision to abstain from the respective deliberations.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The Company’s guidelines on related parties require it to follow reasonable or commutative terms, similar to those prevailing in the market, or under which the Company would contract similar transactions with third parties. These related parties transactions are clearly disclosed in the interim financial statements as formalized in the written contracts.

Transactions with management members

In addition to short-term benefits (primarily salaries), management members are entitled to participate in the Stock Option Plan and Share-Based Payments Plan (Note 22 - Share-based payments).

Total expenses related to the Company’s management members are as follow:

	03/31/2022	03/31/2021

Short-term benefits (i)	16,086	28,828
Share-based payments (ii)	11,708	10,765
Total key Management remuneration	27,794	39,593

(i) These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of share options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 22 - Share-based payments), the Company no longer has any types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at March 31, 2022 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, and facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at March 31, 2022 and December 31, 2021, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The expenses incurred by Fundação Zerrenner with third parties, for providing these benefits totaled R$73,726 (R$69,777 as at March 31, 2021), of which R$64,646 and R$9,080 were related to active employees and retirees respectively (R$62,224 and R$7,553 as at March 31, 2021 related to active employees and retirees respectively).

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$23,964, for four years and with monthly payments until December 31, 2022.

c) Leasing - Ambev head office

Ambev has a leasing agreement for two sets of commercial premises with Fundação Zerrenner, for R$5,277, for five years and with monthly payments until December 31, 2025.

d) Licensing agreement

The Company has a licensing agreement with Anheuser-Busch, Inc. to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois products under a license to AB InBev in Brazil and Canada and, through a license granted to AB InBev, also distributes Brahma products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded in relation to this agreement was R$3,195 as at March 31, 2022 (R$326 as at March 31, 2021) and R$164,041 (R$163,248 as at March 31, 2022) as licensing income and expenses, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of AB InBev, to import, promote and sell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Modelo) in Latin America and Canada.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

Transactions with related parties

	03/31/2022
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends receivables
AB Africa	4,087	-	-	-
AB InBev	118,172	-	(197,352)	-
AB Package	-	-	(110,269)	-
AB Services	22,803	-	(3,113)	-
AB USA	45,801	6,355	(280,060)	-
Bavaria	9,006	-	(13,962)	-
Cervecería Modelo	13,279	-	(403,305)	-
Cervecerías Peruanas	316	-	(7,838)	-
Inbev	656	21,968	(52,526)	-
Panama Holding	3,473	-	-	1,364
Other	10,825	907	(39,161)	-
	228,418	29,230	(1,107,586)	1,364

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	12/31/2021
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends receivables
AB Africa	5,282	-	-	-
AB InBev	45,423	-	(167,018)	-
AB Package	-	-	(63,117)	-
AB Services	32,698	-	(3,024)	-
AB USA	34,498	11,454	(330,678)	-
Bavaria	3,604	-	(11,046)	-
Cervecería Modelo	6,133	-	(548,431)	-
Cervecerías Peruanas	3,362	-	(16,594)	-
Inbev	813	26,412	(26,448)	-
Panama Holding	4,643	-	-	1,512
Other	16,627	1,093	(43,867)	-
	153,083	38,959	(1,210,223)	1,512

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	03/31/2022	12/31/2021
Non-current	Trade payables	Trade payables
ITW International	(343,176)	(407,916)
	(343,176)	(407,916)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

The tables below represent transactions with related parties, recognized in the income statement:

	03/31/2022
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	-	-	(42,554)	-	-
AB Package	-	-	(86,608)	-	-
AB USA	6,453	-	(257,936)	(816)	-
Ambev Peru	331	-	-	-	-
Bavaria	50,109	-	(14,790)	-	-
Cervecería Modelo	630	-	(398,328)	-	-
Cervecerías Peruanas	-	-	(7,607)	-	-
GCC India	-	-	-	(1,990)	-
Inbev	-	-	(68,066)	-	-
ITW International	-	-	-	-	3,322
Other	849	3,259	(37,326)	-	-
	58,372	3,259	(913,215)	(2,806)	3,322

	03/31/2021
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	-	-	(32,193)	-	-
AB Package	-	-	(72,608)	-	-
AB Procurement	-	-	-	(16,104)	-
AB USA	5,205	-	(294,923)	(825)	-
Ambev Peru	1,368	-	-	-	-
Bavaria	1,894	-	(19,558)	-	-
Cervecería Modelo	-	-	(436,422)	-	-
Cervecerías Peruanas	3,539	-	(9,605)	-	-
GCC India	-	-	-	(1,896)	-
Inbev	-	-	(32,903)	-	-
ITW International	-	-	-	-	12,992
Other	4,344	38	(28,302)	-	-
	16,350	38	(926,514)	(18,825)	12,992

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended March 31, 2022 All amounts in thousands of Brazilian Reais unless otherwise stated

List of companies included in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Ambrew S.A.R.L. (“Ambrew”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional S de RL (“Panamá Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Oriental Brewery Co. Ltd. (“Oriental Brewery”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer